EXHIBIT 99.1

Re: Anat Winner Steps Down as Director

Ramat Gan, Israel – August 1, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company announced today that it received notice from Ms. Anat Winner that she decided to resign as director of the Company due to personal reasons. Ms. Winner, who was nominated for reelection at the upcoming general meeting of shareholders on August 19, 2018, decided after 17 years of service on the Company’s Board to pursue other endeavors.

Ami Barlev, Chairman of the Board, said: “The Company thanks Ms. Winner for her significant contribution to the Company for so many years and wishes her the best in her future endeavors.”